Exhibit (d)

FORM OF STOCK PURCHASE AGREEMENT [ENGLISH TRANSLATION]

STOCK PURCHASE AGREEMENT

Madrid. This      day of                      2012

The undersigned,

Amper, S. A., a Spanish corporation with its principal place of business located at Parque Tecnológico de Madrid, calle Marconi número 3, 28760 TRES CANTOS de Madrid (España) and CIF number A-28079226 (“AMPER” or the “Purchaser”), hereby duly represented.

And the undersigned,

[—], an adult, whose nationality is [—], who holds [passport/ID] number [—], residing at [—], (“[—]”), hereby duly represented (hereinafter referred to as the “Seller”).

AMPER and the Seller, hereinafter shall also be referred to as, collectively, the “Parties” and, and individually, a “Party,” as necessary.

It is mutually agreed and acknowledged by and among the Parties in their legal capacity to abide by the terms of this contract (the “Contract”), NOW THEREFORE:

THEY DECLARE:

I.

THAT the Seller is the holder of [—] common shares (the “Shares”), free of liens and encumbrances, of the corporation eLandia International Inc. located at 8200 NW 52nd Terrace, Suite 102 Miami, Florida 33166, United States of America (hereinafter “eLandia”).

II.	THAT following the reverse-split transaction which eLandia intends to effectuate on or before [the effective date of the Certificate of Amendment to be filed with the Delaware Secretary of State], the Seller shall hold [—] common shares of eLandia, free of liens and encumbrances.

III.	THAT it is AMPER’s intention to purchase from the Seller the total amount of the Shares owned by the Seller, including any fractional Shares, and that it is the Seller’s intention to sell to AMPER the total amount of the Shares, including any fractional Shares, in which it holds a percentage ownership.

IV.	THAT Amper shall offer to enter into identical purchase and sale contracts with the other shareholders of eLandia that are accredited investors and that will hold at least 80% of the remaining shares of eLandia (not held by Amper) once the reverse split described in Recital II is finalized (the “Other Sellers”).

V.	THAT existing agreement between the parties, it is their voluntary act to enter into this Stock Purchase Agreement (hereinafter, the “Contract”) which shall be governed by the following

CLAUSES

1.	Purpose

1.1	The purpose of this Contract is the sale and purchase of the Shares.

1.2	Subject to the terms and conditions defined herein, the Seller sells and transfers to the Purchaser, who shall purchase and acquire, the Shares, as described in Recital II of this Contract, including all the rights corresponding to the same.

2.	Condition Precedent; Effective Date

2.1	The present Contract is subject to the fulfillment of the condition precedent of the effective deregistration by eLandia from the stock markets in which at the moment its common stock is quoted. In this respect, the effective date of such deregistration shall be the date of the filing by eLandia of a Form 15 with the SEC.

2.2	This Contract shall also be subject to the satisfaction of the condition that following the effectiveness of the reverse split described in Recital II, that the Other Sellers enter into contracts identical to this one within 90 days from the date which Amper first offers to enter into a Contract with the Other Sellers (the “Offer Period”).

2.3	Hereinafter the conditions specified in 2.1 and 2.2 shall be referred to as the “Condition Precedent.” The Condition Precedent is established by the Parties for the exclusive benefit of AMPER, reason by which the Seller acknowledges the total validity and legal effectiveness of the discretionary right of AMPER to waive the fulfillment of either or both conditions, executing the Contract only with respect to some of these shareholders.

2.4	If by the Execution Date of First Delivery (as hereinafter defined), the Condition Precedent has not been satisfied, and Amper shall not have waived the Condition Precedent in its sole and absolute discretion, the present Contract will become ineffective and it will have no further effect.

2.5	For the purposes of the transaction anticipated by the present Contract and, specifically, with respect to the temporary prohibition to transfer (Lock-up) established in Clause 4 below, in the event of the satisfaction of the Condition Precedent, the parties agree that the effective date of the Lock-up shall be the expiration date of the Offer Period (the “Effective Date”).

3.	Price

3.1	Purchaser shall pay, on or before the Execution Date of First Delivery (the “Payment Date”), the price for the shares (the “Price”) in cash, (payment to be made in Euros) in an amount equal to:

(A) 3.68€, times

(B) [—] (the number of eLandia shares owned by the Seller prior to giving effect to the reverse split of eLandia shares), times

(C) 0.1265.

3.2	Notwithstanding the provisions of Clause 3.1 above, the Purchaser may choose, and the Seller is obligated to accept, to apply as credit of the Price, the execution and payment or delivery of a number of Shares of AMPER (hereinafter, the “New Shares”), of the same class and series of existing shares, which value shall be determined by the following formula (“Payment in Shares”):

(A) [—] (the number of shares of eLandia owned by the Seller prior to giving effect to the reverse split of such shares), times

(B) 0.1265

In the event that Seller is entitled to receive a fractional share of AMPER, such fractional share shall be paid in cash by the Purchaser by calculating a value of 3.68€ per full share.

Notice to the Seller of Purchaser’s decision to opt for Payment in Shares must be made in accordance with the provisions of Clause 9 of the Contract, prior to the Execution Date of First Delivery. Following this date, if notice has not been furnished, the Price shall be paid in accordance with the provisions in Clause 3.1 above.

In the event that Purchaser opts for Payment in Shares, it will seek the adoption of accurate corporate resolutions, including capital increase and processing of reports or certifications or other conditions required by law in order to comply with the obligation for the issuance of the New Shares.

The Seller shall notify Purchaser their desire to purchase the New Shares and shall make full payment for the New Shares by application of the Price. In the event that the Seller was entitled to receive any fractional AMPER Share, such fractional share shall be paid in cash by the Purchaser based on a value of 3.68 EUR per full Share to determine the value of the fraction to be paid in cash.

Once the capital increase or the issuance of the New Shares has been agreed upon, the Purchaser shall notify the Seller (by the means provided for in Clause 6) the date and time at which AMPER will make public the capital increase or the surrender of the New Shares, which shall be carried out on or before the date that is four months from the end of the Offer Period, so long as the total Shares to be issued by Amper is less than 3.2 million New Shares; in the event the amount of New Shares exceeds 3.2 million, such date shall be six months from the end of the Offer Period (hereinafter “Execution Date of First Delivery”).

In order to avoid any doubt, the Parties state and agree that, in case they opt for the Payment in Shares, it is understood that at that time the Price shall constitute a net debt due and payable upon collection, owed by Purchasers to Seller, which shall be paid (i) in cash or (ii) in New Shares without the right to collect any interest as long as the payment is made in cash or in New Shares and within the period specified in the preceding paragraph.

The New Shares to be fully subscribed by and disbursed to the Seller or delivered by the Purchaser will be free of any liens in conformity with Clause 5.2 and shall provide the Seller with all rights inherent to such New Shares, which include the right to receive any dividends agreed after their issue or that, having been previously agreed to, will be distributed later.

In connection with the capital increase or the delivery of the New Shares, the Purchaser agrees to adopt all necessary action listed in this Clause, and the Seller agrees to execute and subscribe for the New Shares by applying the Price or its right to collect the same, if so decided by the Purchaser.

Notwithstanding the foregoing, if by the Execution Date of First Delivery, the Certificate of Execution of the First Delivery has not been obtained or if for any other reason beyond the control of the Parties, without breach from any of the Parties, the capital increase or the delivery of the New Shares may not be carried out in accordance with the terms and conditions provided in this Contract, the Purchaser shall have a period of 5 days after the Execution Date of First Delivery to pay the Seller the amount of the Price in cash, plus the corresponding interest amounts accrued from the Payment Date at the rate of 3% per annum, in which case it will not be considered a breach on the part of AMPER, nor shall it be due to the application of Clause 10 below.

3.3	In the event of a share split or share dividend of AMPER on or after the date hereof, the formulas set forth in clauses 3.1 and 3.4, and elsewhere in this Agreement, shall be equitably adjusted to have the same economic impact on the Seller as if such share split or share dividend of AMPER had not occurred.

3.4	Compensation in case of Payment in Shares.

In the event of the Payment in Shares, the Parties agree to establish a compensation mechanism, in agreement with the terms outlined herein

(i)

In the event that the Average Trading Value (defined as the average closing price of the Shares of AMPER for the 30 days immediately preceding the second anniversary of the date of the execution of this Contract, taking by reference the average rate of change of each of the sessions within that period) is lower than 3.68 EUR per share, the Purchaser shall pay to the Seller, for each New Share that is retained until the date of the second anniversary of the date of signature of this Contract, an amount equal to the difference between the Average Trading Value and 3.68 EUR per Share (the “Compensation Adjustment”).

(ii)	The Compensation Adjustment shall be paid by the Purchaser to the Seller in cash in a period of 120 calendar days from the second anniversary of the date of execution of this Contract.

Notwithstanding the foregoing, the Purchaser may decide that the right to collect the Compensation Adjustment will be applied with the issuance and payment or delivery of New Shares (the “Additional New Shares”).

In any case, the issuance and payment or delivery of Additional New Shares or the payment in cash of the Price shall be made no later than 120 calendar days from the second anniversary of the date of execution of this Contract.

The number of Additional New Shares to be subscribed and paid by the Seller, shall be calculated as follows:

Number of Additional New Shares =	Compensation Adjustment
Average Trading Value

In case that the Purchaser opts for Payment in Shares, the Purchaser shall propose the adoption of accurate corporate agreements, including for the increase of capital and the processing of reports or certifications or other provisions that the law requires in order to comply with the delivery of the New Shares.

The Seller declares to the Purchaser that it will subscribe and fully disburse the Additional New Shares, which will be applied to the Compensation Adjustment, if that is the manner in which the Purchaser decides to proceed. In the event that the Seller was entitled to receive any fractional AMPER Shares, such fractional shares shall be paid in cash by the Purchaser valuing one full share in the appropriate amount for the purpose of calculating the value of such fractional share that will be paid in cash.

Once the capital increase or the delivery of Additional New Shares is agreed upon, the Purchaser shall notify (as described in Clause 9) to the Seller the date and time that such capital increase or delivery of Additional New Shares will be made public, which shall be carried out within 120calendar days from the second anniversary of the date of execution of this Contract (hereinafter “Execution Date of the Second Delivery”).

In order to avoid any doubt, the Parties state and agree that, in the event that they opt for the Payment in Shares, it is understood that at that time the Compensation Adjustment is a net debt, due and payable by the Purchaser to the Seller, which shall be paid in cash or in Additional New Shares, without the right to collect any interest as long as the payment is made in cash and fulfilled within the specified period.

The Additional New Shares to be fully subscribed by and disbursed to the Seller or delivered by the Purchaser shall be free of any liens in conformity with Clause 5.2 and shall grant the Seller all rights inherent to such shares, including the right to receive dividends which shall be agreed after their issuance or that, having been previously agreed to, are subject to a later distribution.

In connection with the capital increase or the delivery of Additional New Shares, Purchaser agrees to adopt all necessary actions listed in this Clause, and Seller agrees to execute and disburse the Additional New Shares or accept the delivery of the Additional New Shares, by applying the Compensation Adjustment or the right to collect on it, if so decided by the Purchaser.

Notwithstanding the foregoing, if after a period of 120 calendar days from the date of the second anniversary of the execution of this Contract, the Certificate of Execution of the Second Delivery has not been obtained or for any other reason beyond the control of the Parties without breach from any of them, the capital increase or the delivery of the Additional New Shares could not be carried out in the terms and conditions provided in this Contract, Purchaser shall pay Seller in cash the amount corresponding to the Compensation Adjustment.

3.5	The Seller shall grant to Purchaser a formal letter of payment upon the satisfaction of the Price.

4.	Covenant of Not Disposal of the New Shares (Lock up)

4.1	The Seller commits to the Purchaser not to sell (i) more than 5% of the New Shares, if any, received as Payment in Shares for each of the first four quarters from the date of execution of this Contract, and (ii) more than 10% of the New Shares for each of the fifth through eighth quarters from the date of execution of this Contract.

4.2	Those New Shares which are not sold in each quarter within the percentages allowed for the Seller (5% in the first four quarters and 10% in the last four quarters) will increase the number of shares which the Seller may sell in the next quarter, so that if in the first quarter the Seller is not selling any New Shares in the second quarter it could sell 10% of New Shares, and so on.

4.3	The number of New Shares sold by the Seller shall not exceed, in any case, neither 40,000 New Shares per quarter, or 5,000 New Shares per day.

5.	Representations and Warranties of the Seller

5.1	Ownership of Shares

The Seller is the owner in full and fair capacity and holds title of the Shares as described in Recital II of this Contract.

5.2	No Encumbrances

All Shares under this Contract are free from any kind of restrictions in the exercise of the rights that they represent, and of all liens, charges, reservations of title, options and third party claims, judicial retention, or otherwise, and shall not be subject to any kind of attachment, and their ownership shall not be attached to any obligations or be a requirement for ancillary services.

5.3	Exclusion of Listing or Quotation of the Shares

Upon the satisfaction of the Condition Precedent established in Clause 2 above, none of the Shares in this Contract shall be listed on any regulated or official market or in any other market of any nature.

5.4	Consents

The Seller has obtained all consents, authorizations, permits and have complied with all conditions of legal, statutory and contractual requirements to enter into this Contract and comply with and perform all and every one of the commitments, actions and obligations assumed hereunder, without requiring further action on their part for this purpose. As such, this Contract has been executed by the Seller in compliance with all applicable legal requirements and constitutes the valid, binding and feasible agreement in all of its terms.

5.5	Legal capacity

The Seller has full capacity to execute and abide by the contents of this Contract.

The subscription by the Seller under this Contract and the fulfillment and execution of each and every one of the commitments, actions and obligations assumed hereunder do not counteract or imply a breach by the Seller of any applicable law or statute, or any contract which the Seller may be part of, nor any restriction of any kind which may impede the consummation of this Contract or results in the creation or imposition of any liens and encumbrances on the Shares or on the Purchaser.

The Seller is not in a situation of present or imminent dissolution, liquidation, insolvency or bankruptcy, and no agreement has been adopted, nor does there exist any action or proceeding in course, for the adoption of any such measures. Neither the execution of this Contract nor the performance and execution of any of the commitments, actions and obligations assumed by virtue of the same will cause the Seller to be in any of the situations referred to in this section.

5.6	Accredited investors

The Seller declares that it is an “Accredited investor” as defined in Rule 501 of Regulation D of the securities laws of the United States of America, specifically the “Securities Act of 1933,” in its current version (the “Securities Act”). The Seller has knowledge and experience in financial and business matters and is capable of evaluating the advantages and risks of an investment in AMPER, the New Shares and the Additional New Shares.

5.7	Acquisition of the AMPER Shares by the Seller

The Seller declares it purchases the New Shares and Additional New Shares in its own behalf and right and not for subsequent transfer in a manner that would violate the securities laws of the United States of America. No Seller, nor any person or entity acting on its behalf has made or will conduct any action in connection with the transactions contemplated by this Contract which would otherwise submit the issuance of New Shares and /or Additional New Shares to the provisions Article 5 of the Securities Act.

5.8	Materials, documents and information on AMPER

The Seller has received all documentation and information reasonably requested regarding AMPER, its activities, the New Shares, the Additional New Shares, which has been provided by AMPER or its employees or directors in a reasonable manner. AMPER has given the Seller access to all documents of AMPER, books, records and other information requested, and has had sufficient opportunity to ask any questions that Seller has deemed necessary or appropriate, and received responses from managers, employees, agents and representatives of AMPER, regarding AMPER, its businesses, the New Shares and the Additional New Shares

5.9	Investigation of Merits and Risks

The Seller has had the opportunity to carry out its own independent investigation of the merits and risks of an investment in AMPER and the New Shares and Additional New Shares, and has consulted with all third parties (including legal and tax advisors), and has considered all the facts and circumstances considered necessary or appropriate to make their investment decision with respect to AMPER, the New Shares and the Additional New Shares.

5.10	Subscription Documents

The Seller by executing this Contract acknowledges receipt of the Seller’s Questionnaire, attached as Exhibit “A” to this Contract (hereinafter, together with this Contract, “Subscription Documents”). Seller has not relied on any information or representation about AMPER, the New Shares and the Additional New Shares, written or oral, in making its decision, other than that contained in the Subscription Documents.

5.11	Risk Factors

The Seller is fully aware and understands that an investment in AMPER is speculative in nature and involves substantial risks, including but not limited to risks described in the Annual Accounts and Management Report of AMPER. The Seller declares and warrants that it has read and fully understand the risks described in the Annual Accounts and Management Report of AMPER in connection with an investment in AMPER. The Seller has also been informed that it is not possible to foresee and describe all the factors of economic risk, financial and other pressures which might arise in connection with Amper or the investment in AMPER.

5.12	Ability to protect the interests of the Seller

The Seller declares that it has the ability to protect its own interests in connection with the transactions contemplated by this Contract. Each Seller is a qualified investor, by, among other things, the previous investments made by Seller or in Seller’s name or by entities that Seller, alone or with other controls. The Seller, by or through its administrators or other persons responsible for investment decisions on behalf of Seller is able to make a business decision regarding an investment in AMPER, the New Shares and the Additional New Shares.

5.13	Restrictions on Transferability

The Seller understands that the New Shares and Additional New Shares that may be issued in accordance with the provisions of this Contract have not been nor will be registered under the securities laws of the United States of America, specifically the Securities Act and consequently, the New Shares and the Additional New Shares may not be sold, transferred, pledged, encumbered or sold unless such shares are registered under the securities laws of the United States of America, or if in the satisfactory opinion of the advisors and of AMPER, the sale, transfer, pledge, encumbrance, assignment or disposition is exempt from the registration requirements. The Seller understands that in accordance with this Contract it is required to keep the New Shares and the Additional New Shares for a period of time (in accordance with the provisions of Clause 4 of this Contract), and the Seller may have to endure the full economic loss of its investment in AMPER.

6.	Representations and Warranties of Amper

6.1	Amper hereby represents and warrants to the Seller the accuracy and truth of the following declarations:

6.1.1	Necessary approvals and consents

AMPER has obtained all approvals, authorizations, permits and has complied with all of the legal, statutory and contractual requirements necessary to execute this Contract and to satisfy and execute each of its promises, actions and obligations assumed hereunder, without requiring further action on their part for this purpose. Accordingly, the present Contract has been executed by AMPER fulfilling all the applicable legal requirements and constitutes a valid, binding and feasible agreement in all of its terms.

To clarify it is pointed out that, depending on the form in which payment is to be made including by means of application of the credit derived from the payment of the Price or by means of delivery of shares, AMPER may not have the precise authorizations or approvals needed for it, at the time of the execution of this Contract, without prejudice to AMPER to decide on payment in kind, it will be required to obtain such approvals.

6.1.2	Legal Standing

AMPER has the legal capacity to formalize and fulfill its obligations under this Contract.

6.1.3	Nonexistence of infringement of norms and other contractual commitments

The execution by AMPER of the Contract and the fulfillment and execution of each and every one of the commitments, activities and obligations assumed by virtue of the same neither contravene nor result in the breach by AMPER of any applicable legal or statutory requirement, nor of any contract that AMPER is a party, especially of subscribed contracts of financing with the banking organizations communicated to the CNMV in the Relevant Acts as of August 19 and September 13, 2011, nor of restriction of any class that can prevent the celebration and the fulfillment of the present Contract.

6.1.4	Solvency

AMPER is not in a situation, present or imminent, of dissolution, liquidation, insolvency or bankruptcy, and no agreement has been adopted, nor does there exist any action or proceeding in course, for the adoption of any of such measures. Neither the execution of this Contract, nor the fulfillment and performance of any of the commitments, activities and obligations assumed by virtue of the same will cause AMPER to be in any of the situations referred in this section.

6.1.5	Parity of treatment.

The purchase and sale contracts previously executed or to be executed by AMPER with the Other Sellers will not alter the parity of treatment among all of them.

6.1.6	New Shares and New Additional Shares; admission of quotation.

a.	The New Shares and New Additional Shares shall be validly issued in accordance with Spanish law and the social agreements in which the same are emitted shall be properly enrolled in the Commercial Registry.

b.	AMPER shall comply with all legal and regulatory requirements of CNMV and Iberclear for their immediate admission for quotation.

c.	The New Shares and New Additional Shares shall be free of liens and encumbrances.

7.	Other Agreements of Amper

Amper agrees to maintain in force during the term of the commitment of non-disposition of the New Actions pursuant to Clause 4, a contract of liquidity similar to which at the moment it has subscribed with Renta 4, SVSA and that has been notified in Spain as Relevant Act dated September 7, 2009, either with this organization or with an organization that provides similar services in the Spanish market.

8.	Costs and expenses

8.1	Expenses and taxes imposed in connection with this Stock Purchase Contract, where appropriate, shall be assumed by each Party as required by law; however, the following charges shall be covered by AMPER:

(i) convening and arrangements of meetings of the relevant governing entities;

(ii) reports from experts or auditors that may be necessary, if any, to proceed with the capital increase for both the New Shares and Additional New Shares;

(iii) additional clauses in connection with the capital increase referred to in this Contract;

(iv) inscription in the Commercial Registry of Madrid of the additional clauses referred to in (iii) and,

(v) the listing for quotation of the New Shares and the Additional New Shares.

9.	Notifications

9.1	With the purpose of carrying out any notices that may be necessary, the addresses provided by the Parties are as follows:

To Amper:

Amper, S. A.

Att: [—]

Parque Tecnológico de Madrid

Calle Marconi número 3,

28760 TRES CANTOS de Madrid

España

To the Seller:

[—]

9.2	All notices and communications to, by and among the Parties in connection with this Contract shall be deemed duly finalized if they have been delivered directly by writing or sent by certified mail, postage prepaid at origin, return receipt and addressed to individuals referred to in Clause 9.1 above.

10.	Breach; conventional damages

10.1	The breach by the Seller of the commitments or obligations assumed in the same or of the representations and warranties set forth in Clause 5 above, will give right to AMPER in accordance with the established remedy set forth in article 1,124 of the Civil Code, to request the fulfillment or the resolution of the present Contract, and in both cases with damages.

10.2

As far as the breach by AMPER of its obligation of payment of the Price or Compensation Adjustment or of delivery of the shares (either the New Shares, or the New Additional Shares) or of the representations and warranties established in Clause 6, above, the parties agree that, in accordance with the established remedy set forth in article 1,124 of the Civil Code, the Seller will be able to request the fulfillment or the resolution of the present Contract, and in both cases with damages. To this end, the parties agree to set as liquidated damages in favor of the Seller the complete amount of the Price or Compensation Adjustment in cash, as well as an indemnification for damages which is agreed to be the equivalent to an annual interest of 12% for the delay in the payment plus the expenses of collection of the cash or the referred interest, this Clause serving as a substitute clause of the indemnification for damages generally provided. Both parties declare that the amount of this liquidate damages is right and proportional in respect to the gravity of the damages that would be suffered by the Seller as a result of these breaches, reason for which AMPER specifically waives, where appropriate, to request for any moderation of the amount of the damages for the purposes of the provisions of article 1,154 of the Civil Code.

11.	Law, jurisdiction and language

11.1	This Stock Purchase Contract is commercial in nature and is governed by the provisions herein and in their absence by the provisions of the Commercial Code, special laws, and commercial uses, or in its absence by the Spanish Civil Code.

11.2	The Parties expressly waive their own jurisdiction whichever it may be, and they shall submit to the Courts and Tribunals of Madrid Capital Square.

11.3	This Contract is submitted in English and Spanish versions; with the understanding that in case of doubt concerning the proper interpretation of this Contract, the Spanish version shall prevail.

AND IN WITNESS WHEREOF, the undersigned Parties formalize this Contract in duplicate and with one sole effect by [—], in the place and date indicated in the heading.

By:	By:
[—]	[—]
For Amper, S.A.	For [—]